Exhibit 12-A


                    CHRYSLER FINANCIAL CORPORATION AND SUBSIDIARIES

                   COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

                                                    Year Ended December 31,
                                       1993       1992       1991       1990        1989
                                                     (Dollars in millions)
Net Earnings before cumulative
 effect of changes in accounting
 principles                           $  159     $  180     $  276     $  313     $  284
  Add back:
    Taxes on income                      108        115        126        163        156
    Fixed charges                        810      1,045      1,471      2,074      2,542
      Earnings available for
       fixed charges                  $1,077     $1,340     $1,873     $2,550     $2,982

  Fixed charges:
    Interest expense                  $  791     $1,022     $1,446     $2,051     $2,515
    Rent                                  19         23         25         23         27
      Total fixed charges             $  810     $1,045     $1,471     $2,074     $2,542

Ratio of earnings to fixed charges      1.33       1.28       1.27       1.23       1.17

The ratios of earnings to fixed charges have been computed by dividing earnings before income taxes and fixed charges by fixed charges. Fixed charges consist of interest, amortization of debt discount and expense, and rentals. Rentals included in fixed charges are the portion of total rent expense representative of the interest factor (deemed to be one-third).